Exhibit 99.1

Postmedia Network to Sell Two Real Estate Properties

TORONTO--(BUSINESS WIRE)--September 9, 2013--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced its intention to sell two of its real estate holdings – the Kennedy Heights printing facility located at 12091 – 88th Avenue in Surrey, B.C. and the Calgary Herald building at 215 16th Street S.E. in Calgary. Consistent with its strategy to reduce legacy costs and pay down debt, Postmedia will apply the net proceeds from these potential sales to redeem an equal amount of its 8.25% Senior Secured Notes due 2017.

The Company has entered into a print outsourcing agreement with TC Transcontinental Printing for production of the Calgary Herald newspaper, beginning November, 2013. Furthermore, the Company has invited union representatives in Vancouver to work with it to develop alternatives to Kennedy Heights for the printing of The Vancouver Sun and The Province.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the repayment of debt and statements regarding the intention to sell real estate in Surrey, B.C. and Calgary. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our interim management’s discussion and analysis for the three and nine months ended May 31, 2013 and 2012 and our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network
Media Contact
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com